

12061201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 15 2012

SEC FILE NUMBER
8-33368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ArthurW Wood Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Ste 300
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Kennedy 617-542-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David P. Krekorian
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Ave, Cranston, RI02920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Testa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, LLC., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTIN HUNNIBELL KENNEDY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 26, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

I have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



February 21, 2012

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

ASSETS		
Cash and cash equivalents	$	24,629
Deposit in clearing organization		50,000
Accounts receivable:		
Brokers and dealers		62,701
Officers		75,035
Securities owned:		
Marketable, at market value		0
Not readily marketable, at fair value		1,500
Furniture and office equipment, at cost Less, accumulated depreciation of $ 9,095		5,285
Deferred income taxes		173,494
Other assets		17,587
TOTAL ASSETS	$	410,231

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITES		
Income tax payable	$	1,625
Payroll taxes payable		31,648
Accrued commissions		52,525
Accrued expenses and other liabilities		25,970
TOTAL LIABILITIES		111,768
STOCKHOLDERS' EQUITY		
Common stock, $ 50 par value; 2,000 shares authorized and issued, 865 shares outstanding		100,000
Additional paid-in capital		210,439
Retained earnings		(11,976)
TOTAL STOCKHOLDERS' EQUITY		298,463
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	410,231

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is registered as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $ 50 par value common stock. At December 31, 2011, 865 shares are issued and outstanding. The Company has offices in Boston, Massachusetts and Meriden, Connecticut. All transactions are processed through the Boston office.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, A. W. Wood Insurance Agency, Inc. The Company operates as a securities broker dealer which includes principal transactions, agency transactions, investment banking and investment advisory services. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising Expense

The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2011.

Commission Income

Commission income and related clearing expenses are recorded on a settlement date basis, which is generally three business days after trade date, which approximates income and expense on a trade date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a prorate basis.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation (continued)

Property, Equipment and Depreciation
Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $ 3,832.

Income Taxes
The Company and its subsidiary are included in a consolidated federal income tax return. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

3. Clearing Organization

The Company has an agreement with Pershing LLC (Pershing) to clear transactions on a fully disclosed basis for accounts of the Company and its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly and quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notifies Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, within 30 days prior written notice to the other party.

4. Loans to Shareholders

Loans receivable from officers were $ 75,035. The loans are unsecured and accrue interest annually at 1- 2 %. Repayment is scheduled for 2012.

5. Securities Owned and Sold, Not Yet Purchased

At December 31, 2011, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $ -0- .

6. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the inputs to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset either directly or indirectly.

Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, at fair value as of December 31, 2011.

	Level 1	Level 2	Level 3
Securities – not readily marketable	$ -0-	$ -0-	$ 1,500

7. Lease Commitments

The Company leases office space in Boston, Massachusetts through February, 2013 and Meriden, Connecticut through May, 2014. Annual rent expense is approximately $174,000 and $22,000 respectively. The Company also leases office equipment. A schedule of future minimum lease payments is as follows:

For the years ended December 31,

2012	$198,000
2013	74,000
2014	18,000
2015	6,000

8. Related Party Transactions

The Company is the sole owner of "A.W. Wood Insurance Agency, Inc.", which has licenses required by the State of Massachusetts to sell certain insurance products. All revenues and expenses are reflected in the operations of Arthur W. Wood Company, Inc.

9. Income Taxes

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefits. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2011, the Company has loss carryforwards of approximately $ 484,000 for federal and $ 322,000 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the years ending December 31:

Federal		State	
2019	$ 54,211	2012	37,188
2020	78,335	2014	228,614
2021	27,140	2015	17,004
2022	38,208	2016	40,000
2024	228,777		
2025	17,978		
2026	40,000		

9. Income Taxes (cont.)

The provision for (benefit of) income taxes for the year ended December 31, 2011 consist of the following:

Current:	
Federal	$ --
State	1,615
Total Current	$ 1,615
Deferred:	
Federal	$ 13,246
State	(1,100)
Total Deferred	12,146
Total Net Provision for (Benefit of) Taxes	$ 13,761

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2011. The U.S. Federal income tax returns prior to fiscal year 2008 are closed. U.S. State jurisdictions have statues of limitations that generally range from three to five years. The tax returns are currently not under examination in any U.S. Federal or state jurisdiction.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company has capital of $ 25,562 which was $ 7,454 in excess of its required net capital of $ 18,108. The Company's net capital ratio was 4.37 to 1.

11. Cash Segregated Under Federal and Other Regulations

The Company is exempt from segregated reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing, LLC, a clearing agent, on a fully disclosed basis.

12. Subsequent Events Evaluation

Subsequent events were evaluated through February 21, 2012, which is the date of the financial statements were available to be issued. No transactions or events need to be reflected in this financial statement.


DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET

ARTHUR W. WOOD COMPANY, INC AND SUBSIDIARY

FINANCIAL STATEMENT

DECEMBER 31, 2011


DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET